FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      x         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of
Corporate Financial & Accounting Group

Date: March 26, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Changes in Directors and Executive Officers

March 26, 2010

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Changes in Directors and Executive Officers

This is to advise you that Kyocera Corporation (President: Tetsuo Kuba) resolved at a meeting of its Board of Directors held on March 26, 2010 with respect to changes in directors and executive officers, as follows:

1.	Change in Title and Assignment of Director (as of April 1, 2010)

Name	New Title [New Assignment]	Present Title [Present Assignment]
Hisao Hisaki	Vice President and Representative Director Vice President and Executive Officer [General Manager of Corporate Development Group]	Director Senior Managing Executive Officer [President of Kyocera (Tianjin) Sales & Trading Corporation] (China)

2.	Changes in Titles and Assignments of Executive Officers (as of April 1, 2010)

Name	New Title [New Assignment]	Present Title [Present Assignment]
Yoshihiro Kano	Director Managing Executive Officer [Deputy General Manager of Corporate Development Group]	Director Managing Executive Officer [General Manager of Corporate Development Group]

Eiichi Toriyama	Managing Executive Officer [President of Kyocera Communications, Inc.] (North America)	Managing Executive Officer [Deputy General Manager of Corporate Communication Equipment Group President of Kyocera Communications, Inc.] (North America)

Yoshihito Ohta	Managing Executive Officer [General Manager of Corporate Office of the Chief Executives]	Senior Executive Officer [General Manager of Corporate Office of the Chief Executives]

Gen Takayasu	Senior Executive Officer [Deputy General Manager of Corporate Electronic Components Group]	Executive Officer [Deputy General Manager of Corporate Electronic Components Group]

Junzo Katsuki	Senior Executive Officer [Deputy General Manager of Corporate Communication Equipment Group]	Executive Officer [Deputy General Manager of Corporate Communication Equipment Group]

Masaaki Itoh	Executive Officer [Deputy General Manager of Corporate General Affairs Human Resources Group]	Executive Officer [General Manager of Corporate Communications Division, Corporate General Affairs Human Resources Group]

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3.	New Candidates for Executive Officer (as of April 1, 2010)

Name	New Title [New Assignment]	Present Title [Present Assignment]
Kazuyuki Nada	Executive Officer [Deputy General Manager of Corporate Semiconductor Components Group]	[Deputy General Manager of Corporate Semiconductor Components Group]

Yuji Gotoh	Executive Officer [President of Kyocera (Tianjin) Sales & Trading Corporation] (China)	[President of Kyocera Asia Pacific Pte. Ltd.] (Singapore)

Shigeaki Kinori	Executive Officer [General Manager of Corporate Fine Ceramics Group]	[General Manager of Corporate Fine Ceramics Group]

Masaki Iida	Executive Officer [General Manager of Corporate Purchasing Group]	[General Manager of Corporate Purchasing Group]

4.	Resignation of Executive Officers (as of March 31, 2010)

Hisashi Sakumi, currently Managing Executive Officer, General Manager of Corporate Environment Group

Yasushi Matsumura, currently Executive Officer, Executive Vice President and Representative Director of Kyocera Kinseki Corporation (Japan)

Masahisa Shimizu, currently Executive Officer, Deputy General Manager of Corporate 2nd Mobile Communication Equipment Division, Corporate Communication Equipment Group

Hisashi Sakumi will become a part-time Counselor effective as of April 1, 2010.

Yasushi Matsumura will retain the assignment of Executive Vice President and Representative Director of Kyocera Kinseki Corporation (Japan).

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5.	New Candidates for Director

Tsutomu Yamori, Managing Executive Officer, General Manager of Corporate General Affairs Human Resources Group

Yoshihito Ohta, Managing Executive Officer, General Manager of Corporate Office of the Chief Executives

The above-mentioned candidates are scheduled to be elected as Directors at the General Meeting of Shareholders to be held in late June 2010.

Yoshihito Ohta will become a Managing Executive Officer effective as of April 1, 2010.

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